PFIZER LOGO	Pfizer Inc 235 East 42 Street New York, NY 10017

Matthew Lepore Vice President and Corporate Secretary, Chief Counsel – Corporate Governance

February 28, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of disclosure filed in Annual Report on Form 10-K under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of
the Securities and Exchange Act of 1934, as amended

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Pfizer Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on February 28, 2013.

Respectfully submitted,

/s/ Matthew Lepore
Title: Vice President and Corporate Secretary,
Chief Counsel - Corporate Governance